EXHIBIT 99.1

BrainsWay Reports Fourth Quarter and Full Year 2024 Financial Results and Operational Highlights

Achieved record quarterly sales of $11.4 million in Q4 2024, an increase of 27% compared with Q4 2023

Full year 2024 revenue increased nearly 30% YoY to $41 million

Exceeded full year 2024 operating income and Adjusted EBITDA margin guidance

Company expects continued strong growth in 2025, with revenue of $49 million to $51 million and further improvement in profit and profitability

Conference call to be held today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, March 11, 2025 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported fourth quarter and full year 2024 financial results and provided an operational update.

Fourth Quarter 2024 Financial and Operational Highlights

  Achieved fourth quarter 2024 revenue of $11.4 million, a 27% increase as compared to the fourth quarter 2023.
  Shipped a net total of 75 Deep TMS™ systems, a 25% increase from the amount shipped in the fourth quarter of 2023.
  Gross margin for the fourth quarter of 2024 was 75%, the same as in the prior year period.
  Operating income for the fourth quarter of 2024 was $0.4 million, compared to $0.2 million for the same period in 2023.
  Adjusted EBITDA1 for the fourth quarter of 2024 was approximately $1.4 million, compared to $0.8 million for the fourth quarter of 2023.
  Net income for the fourth quarter of 2024 was $1.5 million (including $1 million due to a positive impact from the valuation of warrants issued to Valor Equity Partners), compared to $0.1 million for the fourth quarter of 2023.
  Continued progress in the Company’s randomized, multicenter U.S. clinical trial evaluating an accelerated treatment protocol for the Deep TMS system for major depressive disorder (MDD) treatment as compared to the current standard-of-care Deep TMS protocol.
  Continued progress with Israel Ministry of Defense’s Rehabilitation Department in qualifying patients with post-traumatic stress disorder (PTSD) for Deep TMS.
  Published positive feasibility clinical data evaluating the analgesic effects of Deep TMS in patients with peripheral neuropathic pain in the Neuromodulation journal.
  The Brain Stimulation journal published positive pilot data from an independent, third-party study conducted at Stanford University evaluating an accelerated protocol using the Company’s Deep TMS technology to treat alcohol use disorder (AUD) patients.

Full Year 2024 Financial and Operational Highlights

  Full year 2024 revenue of $41.0 million, a 29% increase as compared to full year 2023.
  Gross margin for the full year 2024 was 75%, up slightly from 74% in the prior year.
  Operating income for the full year 2024 was $1.4 million, compared to an operating loss of $5.0 million in the prior year.
  Net income for the full year 2024 was $2.9 million, compared to a net loss of $4.2 million in the prior year.
  Adjusted EBITDA2 for the full year 2024 was approximately $4.5 million, compared to an adjusted EBITDA loss of $2.4 million for the prior year.
  Completed $20 million strategic equity financing transaction with Valor Equity Partners, aligning BrainsWay with premier U.S. tech investor to expand access to BrainsWay Deep TMS™.
  As of December 31, 2024, cash and cash equivalents and short-term deposits totaled $69.4 million.
  Received expanded FDA labeling for Deep TMS to treat late life depression, increasing upper limit of age range from 68 to 86 and broadening availability of Deep TMS therapy.
  Doctors reported significant increase in second half of 2024 Deep TMS treatments for anxious depression, a large, addressable medical condition affecting 10 to 16 million adults in the U.S. each year.
  Broadly entered Canadian market via exclusive multi-year distribution agreement with a specialty distributor, including minimum quantity orders that increase successively over several years.
  Continued U.S. expansion through collaboration with large mental health networks.
  Increased penetration of international markets, including through significant deals in East Asia.

2 See Adjusted EBITDA details and reconciliation table in the appendix below.

Full Year 2025 Financial Guidance

  Announced full-year 2025 revenue guidance of between $49 million to $51 million, which represents 20% to 24% growth over 2024 revenue.
  Anticipating continued profitability and positive cash flow, targeting operating income of 3% to 4% and Adjusted EBITDA of 11% to 12% for full-year 2025.

“We are very pleased with our performance over the past year which reflects the evolution of our business to a new phase of growth and profitability. We are rapidly growing sales of our Deep TMS system through broadened global channels and have increased our market presence thereby bringing Deep TMS to more patients than ever before. Over the course of the past year, our relationships with enterprise customers have flourished, resulting in large and recurring agreements that have allowed us to build a robust sales backlog," said Hadar Levy, BrainsWay’s Chief Executive Officer.

“This is a very exciting time for our business, and we see tremendous room for further growth driven by multiple key catalysts, including our next-generation Deep TMS 360™ system, expanded indications, and broadened and enhanced treatment capabilities supported by new clinical data. In order to leverage these significant opportunities, we have deepened our commitment to pioneering advancements in neuromodulation research, further cementing our role in shaping the future of mental health treatment, while also solidifying our position as the clear technological and clinically-backed leader in TMS therapy,” concluded Mr. Levy.

Call and Webcast

BrainsWay’s management will host a conference call on Tuesday, March 11, 2025, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Tuesday, March 11, 2025, at 8:30 AM Eastern Time:

United States:	1-877-300-8521
International:	1-412-317-6026
Israel: Conference ID:	1-80-921-2373 10196869
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1707646&tp_key=bc6ba78957

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/events-and-presentations/event-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating income and net income, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net income adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net income (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net income (loss) and our IFRS financial results.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	December 31,	December 31,
	2024	2023
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$69,345	$10,520
Short-term deposits	-	35,465
Restricted cash	271	271
Trade receivables, net	4,596	3,780
Inventory	4,426	3,717
Other current assets	889	1,712
	79,527	55,465
Non-Current Assets
System components	1,707	1,273
Leased systems, net	3,833	3,700
Other property and equipment	6,333	817
Other long-term assets	2,587	1,717
	14,460	7,507
	$93,987	$62,972

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$2,772	$758
Deferred revenues	4,446	2,504
Liability in respect of research and development grants	1,293	1,008
Other accounts payable	6,462	5,491
	14,973	9,761
Non-Current Liabilities
Deferred revenues and other liabilities	8,469	5,553
Liability in respect of research and development grants	5,803	6,077
Warrants	2,429	-
	16,701	11,630

Equity
Share capital	413	367
Share premium	157,597	140,344
Share-based payment reserve	4,872	4,360
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(98,381)	(101,302)
	62,313	41,581
	$93,987	$62,972

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except per share data)

	For the three months ended December 31,			Year ended December 31,
	2024		2023	2024	2023
	(Unaudited)			(Unaudited)	(Audited)
Revenues	$11,414		$9,029	$41,016	$31,785
Cost of revenues	2,903		2,290	10,435	8,308
Gross income	8,511		6,739	30,581	23,477
				-	-
				-	-
Research and development expenses, net	2,044		1,434	7,190	6,665
Selling and marketing expenses	4,472		3,959	16,203	16,456
General and administrative expenses	1,564		1,162	5,797	5,315
Total operating expenses	8,080		6,555	29,190	28,436
				-	-
Operating income (loss)	431		184	1,391	(4,959)
				-	-
Finance income	1,640		588	3,585	2,171
Finance Expense	335		809	1,517	1,158
Income (loss) before income taxes	1,736	-	(37)	3,459	(3,946)
Taxes on income	188		(164)	538	251
Net income (loss) and total comprehensive income (loss)	$1,548		$127	$2,921	$(4,197)

Basic and diluted net income (loss) per share	$0.04		$0.00	$0.09	$(0.13)

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended December 31,		For the year ended December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)	(Audited)
Cash flows from operating activities:
Total comprehensive income (loss)	$1,548	$127	$2,921	$(4,197)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	154	83	462	362
Depreciation of leased systems	482	256	1,237	975
Impairments and disposals	276	509	1,518	1,447
Finance expenses (income), net	(1,305)	221	(2,068)	(1,013)
Cost of share based payment	384	234	1,441	381
Income taxes	188	(164)	538	251
Total adjustments to reconcile income (loss)	179	1,139	3,128	2,403
Changes in asset and liability items:
Decrease (increase) in trade receivables	(1,162)	(315)	(867)	1,089
Increase in inventory	(348)	(500)	(920)	(506)
Decrease (increase) in other current assets	1,663	(69)	1,735	(312)
Increase (decrease) in trade payables	1,509	312	2,023	(327)
Increase in other accounts payable	114	418	40	62
Increase (decrease) in deferred revenues and other liabilities	(768)	1,391	383	1,629
Total changes in asset and liability	1,008	1,237	2,394	1,635
Cash paid and received during the period for:
Interest paid	(21)	(150)	(125)	(253)
Interest received	728	121	2,922	1,707
Income taxes paid	(16)	-	(1,010)	(11)
Total cash paid and received during the period	691	(29)	1,787	1,443
Net cash provided by operating activities:	3,426	2,474	10,230	1,284

Cash flows from investing activities:
Purchase of property and equipment and system components, net	(851)	(442)	(3,722)	(2,387)
Proceeds from sub-lease asset	33	-	73	-
Withdrawal of (investment in) deposits, net	(956)	(35,014)	34,029	(35,022)

Net cash provided by (used in) investing activities	(1,774)	(35,456)	30,380	(37,409)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(4)	(442)	(1,108)	(787)
Exercise of share options	(2)	-	17	-
Receipt of government grants	-	-	-	32
Proceeds from issuance of shares, net	16,353	-	16,353	-
Issuance of warrants	3,425	-	3,425
Repayment of lease liability	(187)	(85)	(424)	(271)
Net cash provided by (used in) financing activities	19,585	(527)	18,263	(1,026)
Exchange rate differences on cash and cash equivalents	(19)	136	(48)	90

Increase (decrease) in cash and cash equivalents	21,218	(33,373)	58,825	(37,061)
Cash and cash equivalents at the beginning of the period	48,127	43,893	10,520	47,581
Cash and cash equivalents at the end of the period	$69,345	$10,520	$69,345	$10,520

(a) Significant non cash transactions:
Recognition of new lease liability and right-of-use	$(177)	$101	$5,473	$308
Termination of lease liability and right-of-use	$15	$(169)	$32	$(99)

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended December 31,		For the Year ended December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)	(Audited)
Net income (loss) and total comprehensive income (loss)	$1,548	$127	$2,921	$(4,197)

Finance expense (income), net	(1,305)	221	(2,068)	(1,013)
Income taxes	188	(164)	538	251
Depreciation and amortization	84	83	392	362
Depreciation of leased systems	482	256	1,237	975
Cost of share based payment	363	234	1,420	381
Restructuring and litigation Cost	-	-	-	852
Adjusted EBITDA	$1,360	$757	$4,440	$(2,389)